                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                           SOMERA COMMUNICATIONS, INC.
                           ---------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    834458101
                                    ---------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                               New York, NY 10017
                                 (212) 878-0600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                             Steven J. Gartner, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                  June 24, 2006
                                  -------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP NO. -  834458101
                                                              Page 3 of 22 pages
--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Warburg Pincus Private Equity IX, L.P.
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) |_|

           (b) |X|
--------------------------------------------------------------------------------

     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS

           N/A
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)

           |_|
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                              7       SOLE VOTING POWER

                                      -0-
        NUMBER OF          -----------------------------------------------------
         SHARES
      BENEFICIALLY            8       SHARED VOTING POWER
        OWNED BY
          EACH                        1,250,732
        REPORTING          -----------------------------------------------------
         PERSON
          WITH                9       SOLE DISPOSITIVE POWER

                                      -0-
                           -----------------------------------------------------

                              10      SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,250,732
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)

            |_|
--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           24.9%
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

           PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP NO. -  834458101
                                                              Page 4 of 22 pages
--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Warburg Pincus IX, LLC
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) |_|

           (b) |X|
--------------------------------------------------------------------------------

     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS

           N/A
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)

           |_|
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-----------------------------------------------------------------------------
                              7       SOLE VOTING POWER

                                      -0-
        NUMBER OF          -----------------------------------------------------
         SHARES
      BENEFICIALLY            8       SHARED VOTING POWER
        OWNED BY
          EACH                        1,250,732
        REPORTING          -----------------------------------------------------
         PERSON
          WITH                9       SOLE DISPOSITIVE POWER

                                      -0-
                           -----------------------------------------------------

                              10      SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,250,732
--------------------------------------------------------------------------------

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)

           |_|
--------------------------------------------------------------------------------

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           24.9%
--------------------------------------------------------------------------------

     14    TYPE OF REPORTING PERSON

           OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP NO. -  834458101
                                                              Page 5 of 22 pages
--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Warburg Pincus Partners LLC
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) |_|

           (b) |X|
--------------------------------------------------------------------------------

     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS

           N/A
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)

           |_|
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-----------------------------------------------------------------------------
                              7       SOLE VOTING POWER

                                      -0-
        NUMBER OF          -----------------------------------------------------
         SHARES
      BENEFICIALLY            8       SHARED VOTING POWER
        OWNED BY
          EACH                        1,250,732
        REPORTING          -----------------------------------------------------
         PERSON
          WITH                9       SOLE DISPOSITIVE POWER

                                      -0-
                           -----------------------------------------------------

                              10      SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,250,732
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)

           |_|
--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           24.9%
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

           OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP NO. -  834458101
                                                              Page 6 of 22 pages
--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Warburg Pincus LLC
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) |_|

           (b) |X|
--------------------------------------------------------------------------------

     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS

           N/A
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)

           |_|
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------------------------------------------------------------------
                              7       SOLE VOTING POWER

                                      -0-
        NUMBER OF          -----------------------------------------------------
         SHARES
      BENEFICIALLY            8       SHARED VOTING POWER
        OWNED BY
          EACH                        1,250,732
        REPORTING          -----------------------------------------------------
         PERSON
          WITH                9       SOLE DISPOSITIVE POWER

                                      -0-
                           -----------------------------------------------------

                              10      SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,250,732
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)

           |_|
--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           24.9%
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

           OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP NO. -  834458101
                                                              Page 7 of 22 pages
--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Warburg Pincus & Co.
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) |_|

           (b) |X|
--------------------------------------------------------------------------------

     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS

           N/A
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)

           |_|
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------------------------------------------------------------------
                              7       SOLE VOTING POWER

                                      -0-
        NUMBER OF          -----------------------------------------------------
         SHARES
      BENEFICIALLY            8       SHARED VOTING POWER
        OWNED BY
          EACH                        1,250,732
        REPORTING          -----------------------------------------------------
         PERSON
          WITH                9       SOLE DISPOSITIVE POWER

                                      -0-
                           -----------------------------------------------------

                              10      SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,250,732
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)

           |_|
--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           24.9%
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

           PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP NO. -  834458101
                                                              Page 8 of 22 pages
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Charles R. Kaye
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|

              (b) |X|
--------------------------------------------------------------------------------

     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)

               |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
--------------------------------------------------------------------------------
                              7       SOLE VOTING POWER

                                      -0-
        NUMBER OF          -----------------------------------------------------
         SHARES
      BENEFICIALLY            8       SHARED VOTING POWER
        OWNED BY
          EACH                        1,250,732
        REPORTING          -----------------------------------------------------
         PERSON
          WITH                9       SOLE DISPOSITIVE POWER

                                      -0-
                           -----------------------------------------------------

                              10      SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,250,732
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)

              |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              24.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP NO. -  834458101
                                                              Page 9 of 22 pages
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Joseph P. Landy
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|

              (b) |X|
--------------------------------------------------------------------------------

     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)

              |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
--------------------------------------------------------------------------------
                              7       SOLE VOTING POWER

                                      -0-
        NUMBER OF          -----------------------------------------------------
         SHARES
      BENEFICIALLY            8       SHARED VOTING POWER
        OWNED BY
          EACH                        1,250,732
        REPORTING          -----------------------------------------------------
         PERSON
          WITH                9       SOLE DISPOSITIVE POWER

                                      -0-
                           -----------------------------------------------------

                              10      SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,250,732
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)

              |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              24.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP NO. -  834458101
                                                             Page 10 of 22 pages
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              THC Holdings, Inc.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|

              (b) |X|
--------------------------------------------------------------------------------

     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)

              |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                              7       SOLE VOTING POWER

                                      -0-
        NUMBER OF          -----------------------------------------------------
         SHARES
      BENEFICIALLY            8       SHARED VOTING POWER
        OWNED BY
          EACH                        1,250,732
        REPORTING          -----------------------------------------------------
         PERSON
          WITH                9       SOLE DISPOSITIVE POWER

                                      -0-
                           -----------------------------------------------------

                              10      SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,250,732
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)

              |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              24.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

                                       10

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP NO. -  834458101
                                                             Page 11 of 22 pages
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Telmar Holdings I, Inc.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|

              (b) |X|
--------------------------------------------------------------------------------

     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)

              |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                              7       SOLE VOTING POWER

                                      -0-
        NUMBER OF          -----------------------------------------------------
         SHARES
      BENEFICIALLY            8       SHARED VOTING POWER
        OWNED BY
          EACH                        1,250,732
        REPORTING          -----------------------------------------------------
         PERSON
          WITH                9       SOLE DISPOSITIVE POWER

                                      -0-
                           -----------------------------------------------------

                              10      SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,250,732
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)

              |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              24.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

                                       11

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP NO. -  834458101
                                                             Page 12 of 22 pages
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Telmar Holding Corp.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|

              (b) |X|
--------------------------------------------------------------------------------

     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)

              |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                              7       SOLE VOTING POWER

                                      -0-
        NUMBER OF          -----------------------------------------------------
         SHARES
      BENEFICIALLY            8       SHARED VOTING POWER
        OWNED BY
          EACH                        1,250,732
        REPORTING          -----------------------------------------------------
         PERSON
          WITH                9       SOLE DISPOSITIVE POWER

                                      -0-
                           -----------------------------------------------------

                              10      SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,250,732
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)

              |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              24.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

                                       12

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP NO. -  834458101
                                                             Page 13 of 22 pages
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Telmar Network Technology, Inc.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|

              (b) |X|
--------------------------------------------------------------------------------

     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)

              |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                              7       SOLE VOTING POWER

                                      -0-
        NUMBER OF          -----------------------------------------------------
         SHARES
      BENEFICIALLY            8       SHARED VOTING POWER
        OWNED BY
          EACH                        1,250,732
        REPORTING          -----------------------------------------------------
         PERSON
          WITH                9       SOLE DISPOSITIVE POWER

                                      -0-
                           -----------------------------------------------------

                              10      SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,250,732
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)

               |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              24.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

                                       13

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP NO. -  834458101
                                                             Page 14 of 22 pages
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Telmar Acquisition Corp.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a) |_|

              (b) |X|
--------------------------------------------------------------------------------

     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)

              |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                              7       SOLE VOTING POWER

                                      -0-
        NUMBER OF          -----------------------------------------------------
         SHARES
      BENEFICIALLY            8       SHARED VOTING POWER
        OWNED BY
          EACH                        1,250,732
        REPORTING          -----------------------------------------------------
         PERSON
          WITH                9       SOLE DISPOSITIVE POWER

                                      -0-
                           -----------------------------------------------------

                              10      SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,250,732
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)

              |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              24.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

                                       14

ITEM 1.   SECURITY AND ISSUER

            This statement on Schedule 13D (the "Schedule 13D") relates to the
Common Stock, par value $0.001 per share (the "Shares") of Somera
Communications, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 301 S. Northpoint Drive, Suite
100, Coppell, Texas 75019.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule 13D is being filed by Warburg Pincus Private Equity
IX, L.P., a Delaware limited partnership ("WP IX"), Warburg Pincus IX, LLC, a
New York limited liability company and the sole general partner of WP IX ("WP IX
LLC"), Warburg Pincus Partners LLC, a New York limited liability company and the sole member of WP IX LLC ("WPP LLC"), Warburg Pincus LLC, a New York limited liability company that manages WP IX ("WP LLC"), Warburg Pincus & Co., a New
York general partnership and the managing member of WPP LLC ("WP"), Messrs.
Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and
Co-President and Managing Member of WP LLC (Mr. Kaye, Mr. Landy, WP IX, WP IX
LLC, WPP LLC, WP LLC and WP collectively being referred to as the "Warburg
Pincus Reporting Persons"), THC Holdings, Inc., a Delaware corporation 97.73%
owned by WP IX ("THCH"), Telmar Holdings I, Inc., a Delaware corporation wholly owned by THCH ("THI"), Telmar Holding Corp., a Delaware corporation wholly owned by THI ("THC"), Telmar Network Technology Inc., a Delaware corporation wholly owned by THC ("TNT"), Telmar Acquisition Corp., a Delaware corporation wholly owned by TNT ("TAC", and, collectively with THCH, THI, THC, TNT and TAC, the
"Telmar Reporting Persons" and the Telmar Reporting Persons together with the
Warburg Pincus Reporting Persons collectively being referred as the "Reporting
Persons"). The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with rule 13d-1(k)(1) of the Securities Exchange Act of
1934, as amended (the "Exchange Act"), is attached hereto as Exhibit 1.

         (b) The address of the principal business and principal office of each of the Warburg Pincus Reporting Persons is c/o Warburg Pincus LLC, 466 Lexington
Avenue, New York, New York 10017. The address of the principal business office of each of the Telmar Reporting Persons is 13776 Laguna Canyon Road, Irvine,
California 92618. The general partners of WP and the members of WP LLC, and their respective business addresses, are set forth on Schedule I hereto. The executive officers and directors of the Telmar Reporting Persons, and their respective business addresses, are set forth on Schedule II hereto.

         (c) The principal business of WP IX is that of making private equity and related investments. The principal business of WP is acting as the managing member of WPP LLC. The principal business of WPP LLC is acting as general partner to certain private equity funds and as the sole member of WP IX LLC. The principal business of WP IX LLC is acting as general partner of WP IX. The principal business of WP LLC is managing certain private equity funds, including
WP IX. The principal business of THCH is holding the securities of THI. The principal business of THI is holding the securities of THC. The principal business of THC is holding the

                                       15

securities of TNT. The principal business of TNT is that of distributing and servicing telecommunications equipment. The principal business of TAC is to act as an acquisition vehicle for the proposed merger with the Issuer. The principal business of each of Mr. Kaye and Mr. Landy is acting as a Managing General
Partner of WP and Co-President and Managing Member of WP LLC. The principal occupation of each of the general partners of WP and the members of WP LLC is set forth on Schedule I hereto. The principal occupation of each of the executive officers of the Telmar Reporting Persons is set forth on Schedule II hereto.

         (d) During the last five years, none of the Reporting Persons and, (i)
to the knowledge of the Warburg Pincus Reporting Persons, none of the partners, members or directors named on Schedule I, and (ii) to the knowledge of the
Telmar Reporting Persons, none of the directors or executive officers named on
Schedule II have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons and, (i)
to the knowledge of the Warburg Pincus Reporting Persons, none of the partners, members or directors named on Schedule I, and (ii) to the knowledge of the
Telmar Reporting Persons, none of the directors or executive officers named on
Schedule II have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) WP IX is a limited partnership organized under the laws of the
State of Delaware. WP IX LLC, WPP LLC and WP LLC are each limited liability companies organized under the laws of the State of New York. WP is a general partnership organized under the laws of the State of New York. THCH, THI, THC,
TNT and TAC are each corporations organized under the laws of the State of
Delaware. Messrs. Kaye and Landy are citizens of the United States of America.
Except as otherwise indicated on Schedules I and II hereto, each of individuals referred to on Schedules I and II hereto is a citizen of the United States of
America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On June 24, 2006, TAC and TNT entered into voting agreements (the
"Voting Agreements", described in Item 6 below and attached hereto as Exhibits
2, 3 and 4) with each of Summit Ventures V L.P., Summit V Advisors (QP) Fund,
L.P., Summit V Advisors Fund, L.P. and Summit Investors III, L.P. (collectively, the "Summit Funds") and David Peters and S. Kent Coker (Messrs. Peters and
Coker, together with the Summit Funds, the "Stockholders") with respect to certain shares beneficially owned by such Stockholders pursuant to which the
Stockholders agreed to vote their shares in favor of a proposed merger of TAC with and into the Issuer (the "Merger"). The Shareholders executed the Voting
Agreements in consideration of TAC's entering into an agreement and plan of merger, dated as of June 24, 2006, by and among TNT, TAC and the Issuer (the
"Merger Agreement", described in Item 4 below and attached hereto as Exhibit 5).
No Shares were purchased by the Reporting Persons pursuant to the Voting
Agreements, and thus no funds were used for such purpose.

                                       16

ITEM 4.  PURPOSE OF TRANSACTION

         On June 24, 2006, the Issuer, TAC and TNT entered into the Merger
Agreement. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions set forth therein, TAC will merge with and into the Issuer, with the Issuer continuing as the surviving corporation, and the directors of the TAC as of the effective time of the merger shall be the directors of the surviving corporation. At the effective time of the Merger, the Issuer will become a wholly-owned subsidiary of TNT, and each outstanding Share, other than those
Shares as to which dissenters' rights have been validly exercised, will be converted into the right to receive $4.60 in cash. Following the effective time of the Merger, it is contemplated that the Shares will cease to be listed on the
Nasdaq National Market System and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of
1934, as amended.

         The consummation of the Merger is subject to various conditions, including but not limited to: (i) adoption of the Merger Agreement by the stockholders of the Issuer and (ii) the representations and warranties in the
Acquisition Agreement being true and correct as of the effective time of the
Merger, subject to certain exceptions.

         As an inducement to TAC and TNT entering into the Merger Agreement, the
Stockholders entered into the Voting Agreements with TAC and TNT described in
Item 6 below.

         The summary of the Merger Agreement contained in this Item 4 is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed herewith as an exhibit and is hereby incorporated by reference herein.

          The Reporting Persons may seek to influence management or the Board of
Directors of the Issuer with respect to its business and affairs, including having the Issuer take action to facilitate consummation of the Merger. From time to time, the Reporting Persons may also, subject to compliance with applicable law, communicate with stockholders of the Issuer (including the
Stockholders) in furtherance of the transactions contemplated by the Merger
Agreement and the Voting Agreements, including soliciting stockholders of the
Issuer to vote in favor of the Merger and related actions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As a result of the Voting Agreements, the Reporting Persons may be
deemed for the purposes of Rule 13d-3 promulgated under the Securities Exchange
Act of 1934, as amended, to beneficially own 1,250,732 Shares, representing, for the purposes of Rule 13d-3, approximately 24.9% of the outstanding shares of voting stock of the Issuer. The Reporting Persons, however, hereby disclaim beneficial ownership of such Shares, and this statement shall not be construed as an admission that the Reporting Persons are, for any or all purposes, the beneficial owners of the securities covered by this statement.

                                       17

         Except as set forth in this Item 5(a), neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons set forth on Schedule A hereto beneficially own any Shares.

         (b) Except to the extent that they may be deemed to by virtue of the
Voting Agreements, the Reporting Persons do not have sole power to vote or to direct the vote, shared power to vote or to direct the vote, or the sole or shared power to dispose or to direct the disposition of any of the Shares.

         The Reporting Persons may be deemed in certain circumstances, as more fully described in Item 6, to have the shared power with the Stockholders to vote 1,250,732 Shares. However, the Reporting Persons (i) are not entitled to any rights as a shareholder of the Issuer as to the Shares that are subject to the Voting Agreements and (ii) disclaim any beneficial ownership of the Shares which are covered by the Voting Agreements.

         (c) Except for the execution and delivery of the Voting Agreements and
Merger Agreement, neither the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedule A hereto has effected any transaction in the Shares during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

         Pursuant to the Voting Agreements, each of the Stockholders has agreed to vote all Shares beneficially owned by such Stockholder which it is entitled to vote at the time of any vote or action by written consent to adopt the Merger
Agreement and any actions related thereto at any meeting of the stockholders of the Issuer, and at any adjournment thereof, at which the Merger Agreement (or any amended version thereof), or such other actions, are submitted for the consideration and vote of the stockholders of the Issuer. Each Stockholder also agreed that it will not vote any Shares in favor of, or consent to, and will vote against and not consent to, the approval of any (i) Takeover Proposal (as defined in the Merger Agreement), (ii) reorganization, recapitalization, liquidation or winding-up of the Issuer or any other extraordinary transaction involving the Issuer, (iii) corporate action the consummation of which would prevent or delay the consummation of the transactions contemplated by the Merger
Agreement or (iv) other matter relating to, or in connection with, any of the foregoing matters. Pursuant to the Voting Agreements, the Stockholders appointed
TAC and TNT as their attorney-in-fact and proxy, with full power of substitution, to vote the Shares beneficially owned by such Stockholders in favor of adoption of the Merger Agreement and against the corporate actions described in the immediately preceding sentence.

                                       18

         Each Stockholder agreed that it shall not, without the prior written consent of TAC and TNT, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares it beneficially owns or (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Shares it beneficially owns during the term of the Voting Agreements. In addition, none of the Stockholders shall seek or solicit any such sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement or understanding, and each Stockholder agrees to notify TNT and TAC promptly, and to provide all details requested by such, if it is approached or solicited, directly or indirectly, by any person or entity with respect to any of the foregoing.

         Each Stockholder has agreed that is shall not exercise any rights
(including, without limitation, under Section 262 of the General Corporation Law of the State of Delaware ) to demand appraisal of any Shares it beneficially owns which may arise with respect to the Merger.

         The Voting Agreements shall automatically terminate on the earlier to occur of (i) the mutual written consent of the parties thereto, (ii) the effective time of the Merger and (iii) the termination of the Merger Agreement.

         The summary of the Voting Agreements contained in this Item 6 is qualified in its entirety by reference to the Voting Agreements, copies of which are filed herewith as exhibits and are hereby incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1     Joint Filing Agreement, dated July 5, 2006, among the Reporting
              Persons, relating to the filing of a joint statement on Schedule
              13D.

Exhibit 2     Voting Agreement, dated as of June 24, 2006, by and among TNT, TAC and the affiliates of Summit Funds listed on Schedule I thereto.

Exhibit 3     Voting Agreement, dated as of June 24, 2006, by and among TNT, TAC and S. Kent Coker.

Exhibit 4     Voting Agreement, dated as of June 24, 2006, by and among TNT, TAC and David Peters.

Exhibit 5     Agreement and Plan of Merger, dated as of June 24, 2006, by and among TNT, TAC and the Issuer.

                                       19

                                   SIGNATURES

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2006

                                    WARBURG PINCUS PRIVATE EQUITY IX, L.P.

                                    By:  Warburg Pincus IX, LLC, its General
                                         Partner,
                                      By: Warburg Pincus Partners, LLC, its
                                          Sole Member,
                                           By: Warburg Pincus &Co., its Managing
                                               Member

                                    By:  /s/ Scott A. Arenare
                                        ----------------------------------------
                                         Name:  Scott A. Arenare
                                         Title: Partner

                                    WARBURG PINCUS IX, LLC

                                    By:  Warburg Pincus Partners, LLC, its Sole
                                         Member,
                                      By:  Warburg Pincus & Co., its Managing
                                           Member

                                    By:  /s/ Scott A. Arenare
                                        ----------------------------------------
                                         Name:  Scott A. Arenare
                                         Title: Partner

                                    WARBURG PINCUS PARTNERS, LLC
                                         By:  Warburg Pincus & Co., its Managing
                                              Member

                                    By:  /s/ Scott A. Arenare
                                        ----------------------------------------
                                         Name:  Scott A. Arenare
                                         Title: Partner

                                    WARBURG PINCUS LLC

                                    By:  /s/ Scott A. Arenare
                                        ----------------------------------------
                                         Name:  Scott A. Arenare
                                         Title: Managing Director

                                    WARBURG PINCUS & CO.

                                    By:  /s/ Scott A. Arenare
                                        ----------------------------------------
                                         Name:  Scott A. Arenare
                                         Title: Partner

                                    THC HOLDINGS, INC.

                                    By:  /s/ John Kidwell
                                        ----------------------------------------
                                         Name:  John Kidwell
                                         Title: President

                                    TELMAR HOLDINGS I, INC.

                                    By:  /s/ John Kidwell
                                        ----------------------------------------
                                         Name:  John Kidwell
                                         Title: President

                                    TELMAR HOLDING CORP.

                                    By:  /s/ John Kidwell
                                        ----------------------------------------
                                         Name:  John Kidwell
                                         Title: President

                                    TELMAR NETWORK TECHNOLOGY, INC.

                                    By:  /s/ John Kidwell
                                        ----------------------------------------
                                         Name:  John Kidwell
                                         Title: President

                                    TELMAR ACQUISITION CORP.

                                    By:  /s/ George Allen
                                        ----------------------------------------
                                         Name:  George Allen
                                         Title: President

                                    By:  /s/ Scott A. Arenare
                                        ----------------------------------------
                                        Name: Charles R. Kaye
                                        By: Scott A. Arenare, Attorney-in-Fact*

                                    By:  /s/ Scott A. Arenare
                                        ----------------------------------------
                                        Name: Joseph P. Landy
                                        By: Scott A. Arenare, Attorney-in-Fact**

* Power of Attorney given by Mr. Kaye was previously filed with the SEC on March
2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** Power of Attorney given by Mr. Landy was previously filed with the SEC on
March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

         THIS JOINT FILING AGREEMENT is entered into as of July 5, 2006, by and among the parties signatories hereto. The undersigned hereby agree that the
Statement on Schedule 13D with respect to the shares of Common Stock, par value
$0.001 per share, of Somera Communications, Inc., a Delaware corporation, is, and any amendment thereafter signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

                                    WARBURG PINCUS PRIVATE EQUITY IX, L.P.

                                    By:  Warburg Pincus IX, LLC, its General
                                         Partner,
                                      By: Warburg Pincus Partners, LLC, its
                                          Sole Member,
                                           By: Warburg Pincus &Co., its Managing
                                               Member

                                    By:  /s/ Scott A. Arenare
                                        ----------------------------------------
                                          Name:  Scott A. Arenare
                                          Title: Partner

                                    WARBURG PINCUS IX, LLC

                                    By:  Warburg Pincus Partners, LLC, its Sole
                                         Member,
                                      By:  Warburg Pincus & Co., its Managing
                                           Member

                                    By:  /s/ Scott A. Arenare
                                        ----------------------------------------
                                          Name:  Scott A. Arenare
                                          Title: Partner

                                    WARBURG PINCUS PARTNERS, LLC
                                     By:  Warburg Pincus & Co., its Managing
                                          Member

                                    By:  /s/ Scott A. Arenare
                                        ----------------------------------------
                                          Name:  Scott A. Arenare
                                          Title:  Partner

                                    WARBURG PINCUS LLC

                                    By:  /s/ Scott A. Arenare
                                        ----------------------------------------
                                          Name:  Scott A. Arenare
                                          Title:  Managing Director

                                    WARBUG PINCUS & CO.

                                    By:  /s/ Scott A. Arenare
                                        ----------------------------------------
                                          Name:  Scott A. Arenare
                                          Title:  Partner

                                    THC HOLDINGS, INC.

                                    By:  /s/ John Kidwell
                                        ----------------------------------------
                                          Name:  John Kidwell
                                          Title:  President

                                    TELMAR HOLDINGS I, INC.

                                    By:  /s/ John Kidwell
                                        ----------------------------------------
                                          Name:  John Kidwell
                                          Title:  President

                                    TELMAR HOLDING CORP.

                                    By:  /s/ John Kidwell
                                        ----------------------------------------
                                          Name:  John Kidwell
                                          Title:  President

                                    TELMAR NETWORK TECHNOLOGY, INC.

                                    By:  /s/ John Kidwell
                                        ----------------------------------------
                                          Name:  John Kidwell
                                          Title:  President

                                    TELMAR ACQUISITION CORP.

                                    By:  /s/ George Allen
                                        ----------------------------------------
                                          Name:  George Allen
                                          Title:  President

                                    By:  /s/ Scott A. Arenare
                                        ----------------------------------------
                                         Name:  Charles R. Kaye
                                          By: Scott A. Arenare, Attorney-in-Fact

                                    By:  /s/ Scott A. Arenare
                                        ----------------------------------------
                                         Name:  Joseph P. Landy
                                          By: Scott A. Arenare, Attorney-in-Fact

                                                                      SCHEDULE I

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. ("WP") and members of Warburg
Pincus LLC ("WP LLC"). The sole general partner of Warburg Pincus Private Equity
IX, L.P. ("WP IX") is Warburg Pincus Partners, LLC ("WP Partners LLC"), a direct subsidiary of WP. WP, WP IX, WP Partners LLC and WP LLC are hereinafter collectively referred to as the "Warburg Pincus Reporting Entities". Except as
otherwise indicated, the business address of each of such persons is 466
Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP

------------------------------ --------------------------------------------------------
                                             PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                                TO POSITION WITH WP, AND POSITIONS
            NAME                                   WITH THE REPORTING ENTITIES
------------------------------ --------------------------------------------------------

Joel Ackerman                  Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Scott A. Arenare               Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Gregory Back                   Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
David Barr                     Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Harold Brown                   Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Sean D. Carney                 Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Mark Colodny                   Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
David A. Coulter               Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Timothy J. Curt                Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
W. Bowman Cutter               Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Cary J. Davis                  Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Michael Graff                  Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Patrick T. Hackett             Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Jeffrey A. Harris              Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Stewart J. Hen                 Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
William H. Janeway             Partner of WP; Member and Vice Chairman of WP LLC
------------------------------ --------------------------------------------------------
Julie A. Johnson Staples       Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Chansoo Joung                  Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Peter R. Kagan                 Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Charles R. Kaye                Managing General Partner of WP; Managing Member and
                               Co-President of WP LLC
------------------------------ --------------------------------------------------------
Henry Kressel                  Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Kevin Kruse                    Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Joseph P. Landy                Managing General Partner of WP; Managing Member and
                               Co-President of WP LLC
------------------------------ --------------------------------------------------------
Sidney Lapidus                 Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Kewsong Lee                    Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Jonathan S. Leff               Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Philip Mintz                   Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Rodman W. Moorhead III         Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
James Neary                    Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Bilge Ogut                     Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Dalip Pathak                   Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Lionel I. Pincus               Partner of WP; Member and Chairman of WP LLC
------------------------------ --------------------------------------------------------
Michael F. Profenius           Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Stan Raatz                     Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Henry B. Schacht               Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Steven G. Schneider            Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Mimi Strouse                   Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Patrick Sullivan               Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Barry Taylor                   Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Christopher H. Turner          Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------

------------------------------ --------------------------------------------------------

John L. Vogelstein             Partner of WP; Member and Vice Chairman of WP LLC
------------------------------ --------------------------------------------------------
John R. Vrolyk                 Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Elizabeth H. Weatherman        Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
David J. Wenstrup              Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Rosanne Zimmerman              Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------
Pincus & Company LLC*
------------------------------ --------------------------------------------------------
WP & Co. Partners, L.P.**
------------------------------ --------------------------------------------------------
Warburg Pincus VP
Partnership, L.P.***
------------------------------ --------------------------------------------------------

---------------------

*   New York limited liability company; primary activity is ownership interest in WP and WP LLC

**  New York limited partnership; primary activity is ownership interest in WP

*** Delaware limited partnership; primary activity is ownership interest in WP

                                MEMBERS OF WP LLC

----------------------------------- -------------------------------------------------------
                                           PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                            TO POSITION WITH WP LLC, AND POSITIONS
            NAME                                 WITH THE REPORTING ENTITIES
----------------------------------- -------------------------------------------------------

Joel Ackerman                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Scott A. Arenare                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Gregory Back                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
David Barr                          Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Harold Brown                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Sean D. Carney                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Stephen John Coates (1)             Member and Managing Director of WP LLC
----------------------------------- -------------------------------------------------------
Mark Colodny                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
David A. Coulter                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Timothy J. Curt                     Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
W. Bowman Cutter                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Cary J. Davis                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Rajiv Ghatalia (2)                  Member and Managing Director of WP LLC
----------------------------------- -------------------------------------------------------
Michael Graff                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Patrick T. Hackett                  Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Jeffrey A. Harris                   Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Stewart J. Hen                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
William H. Janeway                  Member and Vice Chairman of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Julie A. Johnson Staples            Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Chansoo Joung                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Peter R. Kagan                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Charles R. Kaye                     Managing Member and Co-President of WP LLC;
                                    Managing General Partner of WP
----------------------------------- -------------------------------------------------------
Rajesh Khanna (2)                   Member and Managing Director of WP LLC
----------------------------------- -------------------------------------------------------
Henry Kressel                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Kevin Kruse                         Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Joseph P. Landy                     Managing Member and Co-President of WP LLC;
                                    Managing General Partner of WP
----------------------------------- -------------------------------------------------------
Sidney Lapidus                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Kewsong Lee                         Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Jonathan S. Leff                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Jeff Leng (3)                       Member and Managing Director of WP LLC
----------------------------------- -------------------------------------------------------
David Li (4)                        Member and Managing Director of WP LLC
----------------------------------- -------------------------------------------------------
Nicholas J. Lowcock (1)             Member and Managing Director of WP LLC
----------------------------------- -------------------------------------------------------
Philip Mintz                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Rodman W. Moorhead III              Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
James Neary                         Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Bilge Ogut                          Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Dalip Pathak                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Lionel I. Pincus                    Member and Chairman of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Pulak Chandan Prasad (2)            Member and Managing Director of WP LLC
----------------------------------- -------------------------------------------------------
Michael F. Profenius                Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Stan Raatz                          Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Henry B. Schacht                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Steven G. Schneider                 Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Joseph C. Schull (5)                Member and Managing Director of WP LLC
----------------------------------- -------------------------------------------------------
Mimi Strouse                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Patrick Sullivan                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Chang Q. Sun (4)                    Member and Managing Director of WP LLC
---------------------------------- -------------------------------------------------------
Barry Taylor                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Christopher H. Turner               Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Simon Turton (1)                    Member and Managing Director of WP LLC
----------------------------------- -------------------------------------------------------

----------------------------------- -------------------------------------------------------

John L. Vogelstein                  Member and Vice Chairman of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
John R. Vrolyk                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Elizabeth H. Weatherman             Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
David J. Wenstrup                   Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Peter Wilson (1)                    Member and Managing Director of WP LLC
----------------------------------- -------------------------------------------------------
Jeremy S. Young (1)                 Member and Managing Director of WP LLC
----------------------------------- -------------------------------------------------------
Rosanne Zimmerman                   Member and Managing Director of WP LLC; Partner of WP
----------------------------------- -------------------------------------------------------
Pincus & Company LLC*
----------------------------------- -------------------------------------------------------

(1)      Citizen of United Kingdom
(2)      Citizen of India
(3)      Citizen of China
(4)      Citizen of Hong Kong
(5)      Citizen of Canada

* New York limited liability company; primary activity is ownership interest in
  WP and WP LLC

                                                                     SCHEDULE II

Set forth below is the name, position and present principal occupation of each of the executive officers and directors of THC Holdings, Inc. ("THCH"), Telmar
Holdings I, Inc. ("THI"), Telmar Holding Corp. ("THC"), Telmar Network
Technology, Inc. ("TNT") and Telmar Acquisition Corp. ("TAC"). THCH, THI, THC,
TNT and TAC are hereinafter collectively referred to as the "Telmar Reporting
Entities". Except as otherwise indicated, the business address of each of such persons is 15776 Laguna Canyon Road, Irvine, California 92618, and each of such persons is a citizen of the United States.

                                         OFFICERS AND DIRECTORS OF THCH

-------------------------------------------------------------------------------------------------------------
                NAME                               POSITION                     PRINCIPAL OCCUPATION
-------------------------------------------------------------------------------------------------------------

            John Kidwell                     President, Director               President and CEO, TNT
-------------------------------------------------------------------------------------------------------------
            George Allen*                          Director              Vice President, Warburg Pincus LLC
                                                                                     ("WP LLC")
-------------------------------------------------------------------------------------------------------------
            James Neary*                           Director               Member and Managing Director, WP
                                                                                         LLC
-------------------------------------------------------------------------------------------------------------
         R. Van Ness Holland                 Treasurer, Secretary            Chief Financial Officer, TNT
-------------------------------------------------------------------------------------------------------------

                                           OFFICERS AND DIRECTORS OF THI

-------------------------------------------------------------------------------------------------------------
                NAME                               POSITION                     PRINCIPAL OCCUPATION
-------------------------------------------------------------------------------------------------------------
            John Kidwell                     President, Director               President and CEO, TNT
-------------------------------------------------------------------------------------------------------------
            George Allen*                          Director                    Vice President, WP LLC
-------------------------------------------------------------------------------------------------------------
            James Neary*                           Director               Member and Managing Director, WP
                                                                                         LLC
-------------------------------------------------------------------------------------------------------------
         R. Van Ness Holland                 Treasurer, Secretary            Chief Financial Officer, TNT
-------------------------------------------------------------------------------------------------------------

                                           OFFICERS AND DIRECTORS OF THC

-------------------------------------------------------------------------------------------------------------
                NAME                               POSITION                     PRINCIPAL OCCUPATION
-------------------------------------------------------------------------------------------------------------
            John Kidwell                     President, Director               President and CEO, TNT
-------------------------------------------------------------------------------------------------------------
            George Allen*                          Director                    Vice President, WP LLC
-------------------------------------------------------------------------------------------------------------
            James Neary*                           Director               Member and Managing Director, WP
                                                                                         LLC
-------------------------------------------------------------------------------------------------------------
         R. Van Ness Holland                Treasurer, Secretary             Chief Financial Officer, TNT
-------------------------------------------------------------------------------------------------------------

                                            OFFICERS AND DIRECTORS OF TNT

-------------------------------------------------------------------------------------------------------------
                NAME                               POSITION                     PRINCIPAL OCCUPATION
-------------------------------------------------------------------------------------------------------------
            John Kidwell                   President, CEO, Director            President and CEO, TNT
-------------------------------------------------------------------------------------------------------------
            George Allen*                          Director                    Vice President, WP LLC
-------------------------------------------------------------------------------------------------------------
            James Neary*                           Director               Member and Managing Director, WP
                                                                                         LLC
-------------------------------------------------------------------------------------------------------------
         R. Van Ness Holland              Chief Financial Officer            Chief Financial Officer, TNT
-------------------------------------------------------------------------------------------------------------
            Jonathan Hahn                 Chief Information Officer        Chief Information Officer, TNT
-------------------------------------------------------------------------------------------------------------

                                           OFFICERS AND DIRECTORS OF TAC

-------------------------------------------------------------------------------------------------------------
                NAME                               POSITION                     PRINCIPAL OCCUPATION
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            George Allen*                    President, Director               Vice President, WP LLC
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            James Neary*                           Director               Member and Managing Director, WP
                                                                                         LLC
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*Business address is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, New
York 10017.

                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099

July 5, 2006

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      Schedule 13D with respect to the Common Stock, par value $0.001 per share of Somera Communications, Inc.

Ladies and Gentlemen:

On behalf of Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership, Warburg Pincus IX, LLC, a New York limited liability company,
Warburg Pincus Partners LLC, a New York limited liability company, Warburg
Pincus LLC, a New York limited liability company, Warburg Pincus & Co., a New
York general partnership, THC Holdings, Inc., a Delaware corporation, Telmar
Holdings I, Inc., a Delaware corporation, Telmar Holding Corp., a Delaware corporation, Telmar Network Technology, Inc., a Delaware corporation, Telmar
Acquisition Corp., a Delaware corporation and Messrs. Charles R. Kaye and Joseph
P. Landy, transmitted herewith for filing with the Securities and Exchange
Commission is one complete copy of a Schedule 13D ("Schedule 13D") with respect to the Common Stock, par value $0.001 per share of Somera Communications, Inc., a Delaware corporation (the "Issuer").

By copy of this letter, one complete copy of the Schedule 13D has been sent to the Issuer at its principal executive office by certified mail.

Should you have any questions regarding the enclosed, please call the undersigned at (212) 728-8769.

Very truly yours,

/s/ Andrew A. Markus

Andrew A. Markus

cc:      Somera Communications, Inc.
         Scott A. Arenare, Esq.
         Steven J. Gartner, Esq.

Enclosure